__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 29 January 2004

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	29 January 2004
Number	05/04

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 31 DECEMBER 2003

BHP Billiton today released its production report for the quarter ended 31 December 2003.
  Record quarterly Western Australian Iron Ore production of 23.0 million tonnes and record quarterly despatches of 22.5 million tonnes (100 per cent basis).
  Record quarterly Aluminium production resulting from early commissioning of the Mozal 2 (Mozambique) and Hillside 3 (South Africa) expansions.
  Record quarterly production of Ekati(TM) Diamonds (Canada).
  First production from Ohanet wet gas development in Algeria.

  Total Petroleum Products - Total production for the December 2003 quarter was 30.2 million barrels of oil equivalent, one per cent higher than the December 2002 quarter and six per cent lower than the September 2003 quarter. Total production for the second half of calendar year 2003 was 6.3 per cent higher than the first half, as the predicted decline in some of our legacy oil assets was more than offset by increased gas production and production from new assets.
    Oil and Condensate - Production for the December 2003 quarter was 14.9 million barrels, nine per cent lower than the 16.4 million barrels produced in the December 2002 quarter. This was mainly due to natural field decline in Laminaria (Australia), Griffin (Australia), Bass Strait (Australia) and Liverpool Bay (UK), along with a scheduled maintenance shut down at North West Shelf (Australia) and maintenance shut downs at Bruce (UK). This was partly offset by new production from Ohanet in October 2003, Boris North (USA) in September 2003 and Boris South (USA) in February 2003. Production was four per cent lower than the 15.5 million barrels produced in the September 2003 quarter, reflecting natural field decline across the portfolio and the shut downs at North West Shelf and Bruce. This was partly offset by the new production from Ohanet and Boris North.
    Natural Gas - Production for the December 2003 quarter was 77.6 billion cubic feet, 12 per cent higher than the 69.4 billion cubic feet produced in the December 2002 quarter. This was due to the commissioning of Zamzama Phase 1 (Pakistan), Boris South and Boris North, and increased demand from Bass Strait due to unseasonably cool weather conditions. These factors were partly offset by maintenance shut downs at Bruce. Production for the quarter was nine per cent lower than the 85.2 billion cubic feet produced in the September 2003 quarter due to seasonally driven demand for Bass Strait natural gas and a scheduled shut down at North West Shelf. This was partly offset by higher production at Liverpool Bay due to winter demand.
  Alumina - Production for the December 2003 quarter was 1.1 million tonnes, five per cent higher than the December 2002 quarter, due to power disruptions at Worsley (Australia) and Paranam (Suriname) last year. Production was in line with the September 2003 quarter.
  Aluminium - Production for the December 2003 quarter was a record 308,000 tonnes, 16 per cent higher than the December 2002 quarter, and nine per cent higher than the September 2003 quarter. The increase mainly reflects the ramp up of production from the Mozal 2 and Hillside 3 expansions, which reached full commissioning in August 2003 and December 2003, respectively. This was partly offset by lower production at Alumar (Brazil) following an electrical outage in July 2003. Sales were 14 per cent lower than the September 2003 quarter due to timing of shipments.
  Copper - Production for the December 2003 quarter of 226,800 tonnes was in line with the December 2002 quarter, reflecting resumed sulphide mining operations at Tintaya (Peru) in August 2003, offset by sale of the Group's interest in the Alumbrera (Argentina) mine in April 2003 and lower production at Antamina (Peru) while access to ore is restricted to the flanks of the deposit. Production was six per cent higher than the September 2003 quarter, mainly a result of resumed sulphide operations at Tintaya.

In October 2003, BHP Billiton announced that Escondida would return to its normal mine plan and production profile commencing January 2004. In preparing for the return to the normal plan, Escondida has experienced difficulty in achieving the expected water recovery rates from the new tailings dam constructed during the Phase IV expansion. Escondida has identified the associated technical issues related to the water recovery rates and will begin to implement a solution. During this process, it is expected that the concentrators at Escondida will operate between 5 and 10 per cent below full rated throughput capacity.

  Iron Ore - A new quarterly production record of 23.0 million tonnes (100 per cent basis) was set at Western Australia during the December 2003 quarter, 20 per cent higher than the December 2002 quarter, and five per cent higher than the September 2003 quarter. The increased production is in response to ongoing strong customer demand in all Asian markets, particularly China. A quarterly despatch record of 22.5 million tonnes (100% basis) was also set in Western Australia during the December 2003 quarter. Total iron ore production for the December 2003 quarter was 21.7 million tonnes (BHP Billiton share), 18 and four per cent higher than the December 2002 and September 2003 quarters, respectively.
  Metallurgical Coal - Production for the December 2003 quarter of 8.4 million tonnes was in line with the December 2002 quarter, reflecting strong customer demand at Queensland Coal (Australia), offset by decreased production at Illawarra Coal (Australia), resulting from the closure of Tower colliery in December 2002 and adverse mining conditions at the West Cliff colliery. Production was seven per cent lower than the September 2003 quarter, due to the scheduling of plant maintenance at Queensland Coal, and the adverse mining conditions at West Cliff colliery. Shipments from Queensland Coal were nine per cent higher than the September 2003 quarter and 25 per cent higher than the December 2002 quarter, reflecting strong customer demand and increased sales to China.
  Manganese alloys - Production for the December 2003 quarter of 183,000 tonnes was 24 per cent higher than the September 2003 quarter following resumption of normal operations at the Metalloys silicomanganese plant (South Africa) in September 2003.
  Hot briquetted iron - Production for the December 2003 quarter of 527,000 tonnes was 27 per cent higher than the December 2002 quarter, reflecting strong customer demand and continued ramp up of the Boodarie(TM) Iron plant.
  Ekati(TM) Diamonds - Production of 1.7 million carats was 59 per cent higher than the December 2002 quarter and 10 per cent higher than the September 2003 quarter. This increase reflects the processing of a pocket of high grade material from the Koala pit which was completed in December 2003, along with sustained benefits from the processing plant de-bottlenecking program.
  Energy Coal - Production for the December 2003 quarter was 20.0 million tonnes, three per cent lower than the December 2002 quarter and six per cent lower than the September 2003 quarter. The decrease compared with the September 2003 quarter mainly reflects lower production at New Mexico Coal (USA) Navajo mine in anticipation of a planned major outage at a customer's power plant and longwall move at San Juan underground, along with lower production at Cerrejon Coal (Colombia) mainly due to adverse weather conditions during the month of December 2003. These factors were partly offset by higher production at Hunter Valley (Australia) reflecting the ramp up of Mount Arthur North.
  Nickel - Production for the quarter of 20,000 tonnes was three per cent higher than the December 2002 quarter, mainly reflecting benefits of processing enhancements arising from operating excellence initiatives at both Cerro Matoso (Colombia) and Yabulu (Australia). Production was three per cent lower than the September 2003 quarter, due to the impact of adverse weather conditions during the month of December at Cerro Matoso, and scheduled maintenance at Yabulu.
  Ferrochrome - Production of 269,000 tonnes for the quarter was 17 per cent higher than the December 2002 quarter driven by the restart of idle furnaces in the March 2003 quarter. Production was 19 per cent higher than the September 2003 quarter, when maintenance shut downs were scheduled to coincide with the high winter electricity tariff period in South Africa.

****

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			HALF YEAR ENDED		% CHANGE
							DEC Q03	DEC Q03	YTD 03
		DEC	SEPT	DEC	DEC	DEC	vs	vs	vs
		2002	2003	2003	2003	2002	DEC Q02	SEPT Q03	YTD 02

PETROLEUM
Crude oil & condensate	('000 bbl)	16,398	15,512	14,877	30,389	34,948	-9%	-4%	-13%
Natural gas	(bcf)	69.41	85.19	77.57	162.76	141.27	12%	-9%	15%
LPG	('000 tonnes)	167.97	199.33	200.51	399.84	376.93	19%	1%	6%
Ethane	('000 tonnes)	19.91	27.32	25.25	52.57	47.58	27%	-8%	10%
Total Petroleum Products	(million boe)	30.0	32.1	30.2	62.4	63.1	1%	-6%	-1%

ALUMINIUM
Alumina	('000 tonnes)	998	1,053	1,050	2,103	2,029	5%	0%	4%
Aluminium	('000 tonnes)	266	282	308	590	534	16%	9%	10%

BASE METALS
Copper	('000 tonnes)	225.6	214.5	226.8	441.3	410.1	1%	6%	8%
Lead	(tonnes)	58,345	59,364	55,211	114,575	121,588	-5%	-7%	-6%
Zinc	(tonnes)	44,115	49,094	45,912	95,006	92,657	4%	-6%	3%
Gold	(ounces)	69,175	29,170	32,085	61,255	124,328	-54%	10%	-51%
Silver	('000 ounces)	9,870	10,596	9,980	20,576	21,130	1%	-6%	-3%
Molybdenum	(tonnes)	365	325	290	615	678	-20%	-11%	-9%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	18,447	20,922	21,728	42,650	37,075	18%	4%	15%
Metallurgical coal	('000 tonnes)	8,390	9,099	8,445	17,544	17,040	1%	-7%	3%
Manganese ores	('000 tonnes)	1,059	1,153	1,199	2,352	2,154	13%	4%	9%
Manganese alloys	('000 tonnes)	190	147	183	330	365	-4%	24%	-10%
Hot briquetted iron	('000 tonnes)	414	496	527	1,023	747	27%	6%	37%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	1,071	1,552	1,704	3,256	2,025	59%	10%	61%

ENERGY COAL
Energy coal	('000 tonnes)	20,648	21,156	19,978	41,134	39,977	-3%	-6%	3%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	19.4	20.6	20.0	40.6	38.5	3%	-3%	5%
Ferrochrome	('000 tonnes)	230	227	269	496	468	17%	19%	6%

Throughout this report figures in italics indicate adjustments made since the figure was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					HALF YEAR ENDED
	BHP Billiton	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	Interest	2002	2003	2003	2003	2003	2003	2002

PETROLEUM
Production
Crude oil & condensate	(000 bbl)	16,398	15,310	15,635	15,512	14,877	30,389	34,948
Natural gas	(bcf)	69.41	66.99	72.91	85.19	77.57	162.76	141.27
LPG	('000 tonnes)	167.97	160.62	205.57	199.33	200.51	399.84	376.93
Ethane	('000 tonnes)	19.91	22.35	24.97	27.32	25.25	52.57	47.58
Total Petroleum Products	(million boe)	30.0	28.4	30.3	32.1	30.2	62.4	63.1

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	662	658	724	699	700	1,399	1,360
Suriname	45%	213	222	223	227	230	457	434
Alumar	36%	123	123	113	127	120	247	235
Total		998	1,003	1,060	1,053	1,050	2,103	2,029

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	134	133	132	135	151	286	269
Bayside	100%	45	48	46	47	46	93	91
Alumar	46.3%	44	45	45	31	36	67	88
Valesul	45.5%	11	10	11	11	11	22	22
Mozal	47%	32	31	39	58	64	122	64
Total		266	267	273	282	308	590	534

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida (b)	57.5%	105.6	118.5	126.6	115.9	109.1	225.0	174.0
Tintaya (c)	100%	-	-	-	-	15.0	15.0	-
Antamina	33.8%	26.4	23.6	21.2	16.9	20.5	37.4	52.1
Alumbrera (d)	25%	13.4	9.9	-	-	-	-	24.5
Highland Valley Copper (e)	33.6%	14.3	13.2	13.8	14.1	14.2	28.3	29.2
Selbaie (f)	100%	2.1	1.7	1.8	1.6	1.8	3.4	4.9
Total		161.8	166.9	163.4	148.5	160.6	309.1	284.7

Cathode ('000 tonnes)
Escondida	57.5%	19.1	20.4	21.1	21.4	21.8	43.2	37.0
Cerro Colorado	100%	33.1	32.5	33.0	33.1	33.0	66.1	65.6
Tintaya (c)	100%	8.9	9.0	9.1	9.0	9.0	18.0	17.3
Pinto Valley	100%	2.7	2.5	2.6	2.5	2.4	4.9	5.5
Total		63.8	64.4	65.8	66.0	66.2	132.2	125.4

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	57,651	58,711	59,389	59,364	55,211	114,575	119,327
Pering (g)	100%	694	354	-	-	-	-	2,261
Total		58,345	59,065	59,389	59,364	55,211	114,575	121,588

ZINC
Payable metal in concentate (tonnes)
Cannington	100%	14,721	15,480	18,479	14,850	11,692	26,542	29,903
Antamina	33.8%	15,424	20,519	28,553	27,933	27,026	54,959	33,613
Selbaie (f)	100%	6,540	6,421	7,364	6,311	7,194	13,505	16,380
Pering (g)	100%	7,430	4,335	-	-	-	-	12,761
Total		44,115	46,755	54,396	49,094	45,912	95,006	92,657

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida (b)	57.5%	15,936	17,458	20,664	25,016	24,833	49,849	26,010
Tintaya (c)	100%	-	-	-	-	2,658	2,658	-
Alumbrera (d)	25%	46,940	35,084	-	-	-	-	86,219
Selbaie (f)	100%	5,069	4,146	4,081	3,129	3,428	6,557	9,555
Highland Valley Copper (e)	33.6%	1,230	1,114	1,007	1,025	1,166	2,191	2,544
Total		69,175	57,802	25,752	29,170	32,085	61,255	124,328

SILVER
Payable metal in concentrate ('000 ounces)
Cannington	100%	8,326	8,773	8,161	9,177	8,287	17,464	17,938
Escondida	57.5%	387	471	538	561	550	1,111	691
Antamina	33.8%	557	617	517	435	494	929	1,093
Tintaya (c)	100.0%	-	-	-	-	170	170	-
Alumbrera (d)	25.0%	72	75	-	-	-	-	125
Highland Valley Copper (e)	33.6%	159	140	143	160	163	323	321
Selbaie (f)	100%	369	279	284	263	316	579	962
Total		9,870	10,355	9,643	10,596	9,980	20,576	21,130

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	115	113	21	25	20	45	208
Highland Valley Copper (e)	33.6%	250	260	280	300	270	570	470
Total		365	373	301	325	290	615	678

CARBON STEEL MATERIALS
IRON ORE (h)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	5,287	4,964	6,221	6,639	6,707	13,346	10,773
Goldsworthy Joint Venture (i)	85%	1,808	1,497	1,497	1,633	1,477	3,110	3,699
Area C Joint Venture (j)	85%	-	-	19	341	1,048	1,389	-
Yandi Joint Venture	85%	8,187	7,452	8,353	8,679	9,005	17,684	15,983
Jimblebar	100%	1,186	1,371	1,428	1,622	1,520	3,142	2,619
Samarco	50%	1,979	1,953	1,902	2,008	1,971	3,979	4,001
Total		18,447	17,237	19,420	20,922	21,728	42,650	37,075

METALLURGICAL COAL (k)
Production ('000 tonnes)
BMA	50%	5,032	5,838	5,769	5,591	5,395	10,986	9,684
BHP Mitsui Coal (l)	80%	1,472	1,200	2,033	1,926	1,591	3,517	3,335
Illawarra	100%	1,886	1,518	1,224	1,582	1,459	3,041	4,021
Total		8,390	8,556	9,026	9,099	8,445	17,544	17,040

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (m)	60%	560	534	574	600	651	1,251	1,141
Australia (m)	60%	499	356	484	553	548	1,101	1,013
Total		1,059	890	1,058	1,153	1,199	2,352	2,154

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (m)	60%	125	117	137	93	122	215	249
Australia (m)	60%	65	60	58	54	61	115	116
Total		190	177	195	147	183	330	365

Refer footnotes on page 4.

CARBON STEEL MATERIALS (cont'd)
HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie™ Iron	100%	414	465	458	496	527	1,023	747

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	1,071	1,015	1,300	1,552	1,704	3,256	2,025

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,333	13,256	13,812	13,782	13,472	27,254	27,171
USA (n)	100%	4,339	3,147	3,877	3,582	2,829	6,411	7,139
Australia	100%	1,234	1,922	2,041	1,756	2,054	3,810	2,478
Indonesia (o)	80%	29	28	-	-	-	-	245
Colombia	33%	1,713	1,382	2,261	2,036	1,623	3,659	2,944
Total		20,648	19,735	21,991	21,156	19,978	41,134	39,977

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	11.9	11.1	12.2	12.4	12.2	24.6	23.6
Yabulu	100%	7.5	7.5	8.8	8.2	7.8	16.0	14.9
Total		19.4	18.6	21.0	20.6	20.0	40.6	38.5

FERROCHROME
Saleable production ('000 tonnes)
South Africa (m)	60%	230	263	259	227	269	496	468

(a) Metal production is reported on the basis of payable metal.
(b) The Escondida Phase IV expansion was commissioned in October 2002.
(c) Sulphide production at Tintaya was temporarily reduced in January 2002 due to weak market conditions.
Sulphide mining operations recommenced during August 2003.
(d) BHP Billiton announced the sale of its interest in Alumbrera in March 2003. The sale transaction reached closure in June 2003.
(e) BHP Billiton sold its interest in Highland Valley Copper with effect from January 3, 2004. The sale is expected to close by the end of February 2004.
(f) Production at Selbaie is expected to cease in February 2004, in accordance with mine plan. Shipments are expected to cease in May 2004.
(g) Production ceased at Pering, ahead of mine closure, in February 2003.
(h) Iron ore production is reported on a wet tonnes basis.
(i) Includes bulk sample production from Area C prior to May 2003.
(j) Production commenced in May 2003.
(k) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(l) Shown on 100% basis before 20% outside equity interest.
(m) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(n) Includes production from longwall operations at San Juan which commenced in October 2002.
(o) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production.
Mining operations at Petangis ceased in October 2002.
PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2002	2003	2003	2003	2003	2003	2002
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	5,799	5,391	5,643	5,872	5,333	11,205	12,598
North West Shelf - condensate	1,510	1,566	1,560	1,491	1,204	2,695	3,112
North West Shelf - Wanaea/Cossack	1,655	1,679	1,606	1,604	1,675	3,279	3,531
Laminaria	1,869	1,419	1,161	1,151	966	2,117	4,783
Griffin	1,089	831	708	742	563	1,305	2,370
Pakistan	17	16	14	53	53	106	35
Typhoon/Boris (a)	654	852	1,430	1,214	1,605	2,819	1,887
Americas	652	816	715	608	586	1,194	1,370
Liverpool Bay	2,463	2,174	2,344	2,324	2,061	4,385	4,301
Bruce/Keith	690	566	454	453	387	840	961
Algeria (b)					444	444
Total	16,398	15,310	15,635	15,512	14,877	30,389	34,948

NATURAL GAS (billion cubic feet)
Bass Strait	21.07	17.51	25.37	33.04	23.86	56.90	54.14
North West Shelf - Domestic	3.82	3.81	4.07	3.99	3.95	7.94	7.44
North West Shelf - LNG	14.93	15.11	15.41	16.74	14.93	31.67	31.48
Griffin	1.03	0.81	0.81	0.96	0.90	1.86	1.98
Pakistan	2.76	2.57	2.33	7.86	7.83	15.69	5.59
Typhoon/Boris (a)	0.71	2.03	2.03	1.58	2.41	3.99	2.09
Americas	3.80	3.34	3.42	3.25	3.73	6.98	7.71
Bruce	10.55	10.04	8.17	8.77	8.52	17.29	15.14
Keith	0.15	0.15	0.14	0.11	0.08	0.19	0.22
Liverpool Bay	10.59	11.62	11.16	8.89	11.36	20.25	15.48
Total	69.41	66.99	72.91	85.19	77.57	162.76	141.27

LPG ('000 tonnes)
Bass Strait	115.23	111.74	135.18	150.19	130.02	280.21	264.89
North West Shelf	31.04	32.67	32.39	34.21	28.11	62.32	67.36
Bruce	20.47	15.10	37.24	14.12	17.71	31.83	42.92
Keith	1.23	1.11	0.76	0.81	0.31	1.12	1.76
Algeria (b)					24.36	24.36
Total	167.97	160.62	205.57	199.33	200.51	399.84	376.93

ETHANE ('000 tonnes)	19.91	22.35	24.97	27.32	25.25	52.57	47.58

TOTAL PETROLEUM PRODUCTS	30.0	28.4	30.3	32.1	30.2	62.4	63.1
(million barrels of oil equivalent) (c)

(a) Boris commenced production in February 2003.
(b) Ohanet commenced production in October 2003.
(c) Total barrels of oil equivalent (boe) conversions based on the following:
6000 scf of natural gas equals 1 boe
1 tonne of LPG equals 11.6 boe
1 tonne of ethane equals 4.4667 boe

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2002	2003	2003	2003	2003	2003	2002
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	662	658	724	699	700	1,399	1,360
Paranam, Suriname	213	222	223	227	230	457	434
Alumar, Brazil	123	123	113	127	120	247	235
Total	998	1,003	1,060	1,053	1,050	2,103	2,029

Sales
Worsley, Australia	606	751	636	697	740	1,437	1,364
Paranam, Suriname	201	243	228	221	250	471	454
Alumar, Brazil	125	124	107	120	128	248	255
Total	932	1,118	971	1,038	1,118	2,156	2,073

ALUMINIUM
Production
Hillside, South Africa	134	133	132	135	151	286	269
Bayside, South Africa	45	48	46	47	46	93	91
Alumar, Brazil	44	45	45	31	36	67	88
Valesul, Brazil	11	10	11	11	11	22	22
Mozal, Mozambique	32	31	39	58	64	122	64
Total	266	267	273	282	308	590	534

Sales
Hillside, South Africa	135	133	143	134	145	279	259
Bayside, South Africa	45	48	48	54	35	89	92
Alumar, Brazil	52	38	51	38	25	63	90
Valesul, Brazil	12	9	10	11	12	23	21
Mozal, Mozambique	35	33	41	61	40	101	62
Total	279	261	293	298	257	555	524

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
		2002	2003	2003	2003	2003	2003	2002
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile (a)
Material mined (100%)	('000 tonnes)	74,303	73,466	74,665	69,342	82,909	152,251	148,974
Sulphide ore milled (100%)	('000 tonnes)	14,632	16,744	16,416	18,888	18,299	37,187	24,774
Average copper grade	(%)	1.59%	1.49%	1.62%	1.33%	1.31%	1.32%	1.53%
Production ex Mill (100%)	('000 tonnes)	191.8	210.8	230.9	208.2	197.1	405.3	317.4

Production
Payable copper	('000 tonnes)	105.6	118.5	126.6	115.9	109.1	225.0	174.0
Payable gold concentrate	(fine ounces)	15,936	17,458	20,664	25,016	24,833	49,849	26,010
Copper cathode (SXEW)	('000 tonnes)	19.1	20.4	21.1	21.4	21.8	43.2	37.0
Payable silver concentrate	('000 ounces)	387	471	538	561	550	1,111	691

Sales
Payable copper	('000 tonnes)	104.8	113.5	128.9	116.2	114.8	231.0	181.8
Payable gold concentrate	(fine ounces)	16,709	17,166	20,138	25,335	26,984	52,319	28,398
Copper cathode (SXEW)	('000 tonnes)	19.5	19.3	20.3	18.1	23.8	41.9	37.6
Payable silver concentrate	('000 ounces)	400	484	584	574	634	1,208	669

(a) Includes production from the Escondida Phase IV expansion which commissioned in October 2002.

Tintaya, Peru (a)
Material mined	('000 tonnes)	-	-	-	4,151	17,450	21,601	-
Ore milled	('000 tonnes)	-	-	-	-	1,408	1,408	-
Average copper grade	(%)	-	-	-	-	1.38%	1.38%	-

Production
Payable copper	('000 tonnes)	-	-	-	-	15.0	15.0	-
Payable gold concentrate	(fine ounces)	-	-	-	-	2,658	2,658	-
Copper cathode (SXEW)	('000 tonnes)	8.9	9.0	9.1	9.0	9.0	18.0	17.3
Payable silver concentrate	('000 ounces)	-	-	-	-	170.0	170.0	-

Sales
Payable copper	('000 tonnes)	-	-	-	-	10.6	10.6	-
Payable gold concentrate	(fine ounces)	-	-	-	-	3,086	3,086	-
Copper cathode (SXEW)	('000 tonnes)	8.7	8.7	9.5	8.9	8.7	17.6	16.7
Payable silver concentrate	('000 ounces)	-	-	-	-	100.0	100.0	-

(a) Sulphide production at Tintaya was temporarily suspended in January 2002 due to weak market conditions.
Sulphide mining operations recommenced during August 2003.

Cerro Colorado, Chile
Material mined	('000 tonnes)	15,027	16,564	16,458	20,332	19,855	40,187	32,990
Ore milled	('000 tonnes)	3,942	3,916	4,130	4,346	4,405	8,751	7,701
Average copper grade	(%)	1.03%	1.00%	0.96%	0.99%	1.00%	1.00%	1.00%

Production
Copper cathode	('000 tonnes)	33.1	32.5	33.0	33.1	33.0	66.1	65.6

Sales
Copper cathode	('000 tonnes)	29.1	39.3	31.5	28.9	35.2	64.1	56.3

Antamina, Peru
Material mined (100%)	('000 tonnes)	25,797	25,290	28,353	30,174	28,474	58,648	56,032
Ore milled (100%)	('000 tonnes)	6,395	6,424	6,697	6,018	7,273	13,291	13,189
Average head grades
- Copper	(%)	1.41%	1.32%	1.09%	1.17%	1.17%	1.17%	1.37%
- Zinc	(%)	1.15%	1.54%	1.97%	2.17%	1.77%	1.95%	1.22%

Production
Payable copper	('000 tonnes)	26.4	23.6	21.2	16.9	20.5	37.4	52.1
Payable zinc	(tonnes)	15,424	20,519	28,553	27,933	27,026	54,959	33,613
Payable silver	('000 ounces)	557	617	517	435	494	929	1,093
Payable molybdenum	('000 tonnes)	0.11	0.11	0.02	0.03	0.02	0.05	0.21

Sales
Payable copper	('000 tonnes)	25.8	22.4	21.2	18.6	22.6	41.2	56.4
Payable zinc	(tonnes)	14,407	15,400	31,034	26,781	26,928	53,709	33,591
Payable silver	('000 ounces)	530	575	435	420	491	911	1,120
Payable molybdenum	('000 tonnes)	0.17	0.10	0.10	0.01	0.03	0.04	0.19

Highland Valley, Canada (a)
Material mined (100%)	('000 tonnes)	18,682	16,642	18,186	16,892	15,774	32,666	39,137
Ore milled (100%)	('000 tonnes)	12,924	11,602	12,565	12,261	12,602	24,863	25,865
Average copper grade	(%)	0.39%	0.40%	0.39%	0.40%	0.38%	0.39%	0.40%

Production
Payable copper	('000 tonnes)	14.3	13.2	13.8	14.1	14.2	28.3	29.2
Payable molybdenum	('000 tonnes)	0.25	0.26	0.28	0.30	0.27	0.57	0.47
Payable silver	('000 ounces)	159	140	143	160	163	323	321
Payable gold concentrate	(fine ounces)	1,230	1,114	1,007	1,025	1,166	2,191	2,544

Sales
Payable copper	('000 tonnes)	17.5	10.0	10.7	16.7	16.7	33.4	31.9
Payable molybdenum	('000 tonnes)	0.22	0.26	0.23	0.28	0.30	0.58	0.41
Payable silver	('000 ounces)	189	106	116	177	190	367	342
Payable gold concentrate	(fine ounces)	1,644	843	793	1,505	1,225	2,730	2,884

(a) BHP Billiton sold its interest in Highland Valley Copper with effect from January 3, 2004. The sale is expected to close by the end of February 2004.

Cannington, Australia
Material mined	('000 tonnes)	573	601	588	637	699	1,336	1,204
Ore milled	('000 tonnes)	564	589	560	589	598	1,187	1,163
Average head grades
- Silver	(g/t)	535	550	525	564	497	530	550
- Lead	(%)	11.9%	11.8%	12.1%	11.5%	10.5%	11.0%	11.8%
- Zinc	(%)	4.3%	4.3%	5.3%	4.0%	3.4%	3.7%	4.3%

Production
Payable silver	('000 ounces)	8,326	8,773	8,161	9,177	8,287	17,464	17,938
Payable lead	(tonnes)	57,651	58,711	59,389	59,364	55,211	114,575	119,327
Payable zinc	(tonnes)	14,721	15,480	18,479	14,850	11,692	26,542	29,903

Sales
Payable silver	('000 ounces)	9,049	8,956	8,412	6,765	10,716	17,481	18,450
Payable lead	(tonnes)	62,748	57,961	58,742	43,953	69,447	113,400	122,604
Payable zinc	(tonnes)	14,849	18,056	13,288	16,223	15,443	31,666	26,926

Selbaie, Canada (a)
Ore milled	('000 tonnes)	999	919	982	858	1,017	1,875	2,048
Average head grades
- Zinc	(%)	1.09%	1.11%	1.18%	1.13%	1.13%	1.13%	1.23%
- Copper	(%)	0.28%	0.25%	0.24%	0.25%	0.24%	0.24%	0.31%
- Gold	(g/t)	0.25	0.23	0.23	0.22	0.20	0.21	0.24
- Silver	(g/t)	22.75	22.15	20.62	22.38	24.25	23.39	29.08

Production
Payable zinc	(tonnes)	6,540	6,421	7,364	6,311	7,194	13,505	16,380
Payable copper	(tonnes)	2,111	1,654	1,768	1,606	1,764	3,370	4,900
Payable gold concentrate	(ounces)	5,069	4,146	4,081	3,129	3,428	6,557	9,555
Payable silver	('000 ounces)	369	279	284	263	316	579	962

Sales
Payable zinc	(tonnes)	7,245	6,649	6,812	6,209	7,429	13,638	17,106
Payable copper	(tonnes)	2,107	2,751	1,612	1,918	1,615	3,533	4,930
Payable gold concentrate	(ounces)	3,082	5,508	4,280	4,384	3,377	7,761	9,014
Payable silver	('000 ounces)	478	444	355	292	253	545	1,005

(a) Production is expected to cease in February 2004, in accordance with mine plan. Shipments are expected to cease in May 2004.

Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	2.7	2.5	2.6	2.5	2.4	4.9	5.5

Sales
Copper cathode (SXEW)	('000 tonnes)	2.6	2.6	2.6	2.5	2.4	4.9	5.3

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2002	2003	2003	2003	2003	2003	2002
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	5,287	4,964	6,221	6,639	6,707	13,346	10,773
Goldsworthy Joint Venture (b)	1,808	1,497	1,497	1,633	1,477	3,110	3,699
Area C Joint Venture (c)	-	-	19	341	1,048	1,389	-
Yandi Joint Venture	8,187	7,452	8,353	8,679	9,005	17,684	15,983
Jimblebar	1,186	1,371	1,428	1,622	1,520	3,142	2,619
Total (BHP Billiton share)	16,468	15,284	17,518	18,914	19,757	38,671	33,074
Total production (100%)	19,165	17,739	20,359	21,965	22,975	44,940	38,449

Shipments
Lump	4,290	4,352	4,193	4,898	5,169	10,067	8,625
Fines	13,896	12,144	13,187	13,334	13,968	27,302	25,738
Total (BHP Billiton share)	18,186	16,496	17,380	18,232	19,137	37,369	34,363
Total shipments (100%)	21,396	19,407	20,448	21,450	22,515	43,965	40,429

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Includes bulk sample production from Area C prior to May 2003.
(c) Mining commenced in May 2003.

Samarco, Brazil
Production	1,979	1,953	1,902	2,008	1,971	3,979	4,001

Shipments	2,004	2,049	2,153	2,013	1,886	3,899	4,038

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,603	1,668	1,937	1,578	1,581	3,159	3,236
Goonyella	812	1,191	1,075	994	829	1,823	1,546
Peak Downs	757	1,009	1,076	1,004	1,004	2,008	1,546
Saraji	629	599	666	747	655	1,402	1,056
Norwich Park	451	610	527	524	582	1,106	1,024
Gregory Joint Venture	780	761	488	744	744	1,488	1,276
BMA total	5,032	5,838	5,769	5,591	5,395	10,986	9,684

BHP Mitsui Coal (b)
Riverside	400	300	1,014	969	812	1,781	1,327
South Walker Creek	1,072	900	1,019	957	779	1,736	2,008
BHP Mitsui Coal total	1,472	1,200	2,033	1,926	1,591	3,517	3,335
Queensland total	6,504	7,038	7,802	7,517	6,986	14,503	13,019

Shipments
Coking coal	4,034	4,707	4,395	4,838	5,258	10,096	8,199
Weak coking coal	1,503	1,569	1,525	1,617	1,649	3,266	3,242
Thermal coal	800	852	943	801	987	1,788	1,822
Total	6,337	7,128	6,863	7,256	7,894	15,150	13,263

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

Illawarra, Australia
Production	1,886	1,518	1,224	1,582	1,459	3,041	4,021

Shipments
Coking coal	1,900	1,611	1,571	1,513	1,293	2,806	3,415
Thermal coal	95	242	179	91	47	138	229
Total	1,995	1,853	1,750	1,604	1,340	2,944	3,644

MANGANESE ORES
South Africa
Saleable production (a)	560	534	574	600	651	1,251	1,141

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	499	356	484	553	548	1,101	1,013

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

MANGANESE ALLOYS
South Africa
Saleable production (a)	125	117	137	93	122	215	249

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	65	60	58	54	61	115	116

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

HOT BRIQUETTED IRON
Boodarie™ Iron, Australia
Production	414	465	458	496	527	1,023	747

Shipments	464	416	487	435	570	1,005	666

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
		2002	2003	2003	2003	2003	2003	2002
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	1,045	1,087	1,182	1,064	1,123	2,187	2,041

Production	('000 carats)	1,071	1,015	1,300	1,552	1,704	3,256	2,025

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2002	2003	2003	2003	2003	2003	2002
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	13,333	13,256	13,812	13,782	13,472	27,254	27,171

Sales
Export	6,609	5,696	6,339	5,274	5,500	10,774	12,257
Local utility	7,263	7,160	7,926	8,215	7,701	15,916	15,099
Inland	412	340	337	338	326	664	883
Total	14,284	13,196	14,602	13,827	13,527	27,354	28,239

New Mexico, USA
Production
Navajo Coal	2,154	1,797	2,497	2,262	1,553	3,815	3,756
San Juan Coal (a)	2,185	1,350	1,380	1,320	1,276	2,596	3,383
Total	4,339	3,147	3,877	3,582	2,829	6,411	7,139

Sales - local utility	3,348	3,316	3,643	3,713	3,327	7,040	6,894

(a) Includes production from longwall operations which commenced at San Juan in October 2002.

Hunter Valley, Australia
Production	1,234	1,922	2,041	1,756	2,054	3,810	2,478

Sales
Export	881	1,036	1,301	952	861	1,813	1,664
Inland	276	704	1,285	873	633	1,506	642
Total	1,157	1,740	2,586	1,825	1,494	3,319	2,306

Kalimantan, Indonesia
Production (a)
Petangis (b)	29	28	-	-	-	-	245
Total	29	28	-	-	-	-	245

Sales - export	49	56	-	-	-	-	238

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) Mining operations at Petangis ceased in October 2002.

Cerrejon Coal, Colombia
Production	1,713	1,382	2,261	2,036	1,623	3,659	2,944

Sales - export	1,851	1,971	2,247	1,966	1,999	3,965	3,097

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2002	2003	2003	2003	2003	2003	2002
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	11.9	11.1	12.2	12.4	12.2	24.6	23.6

Sales	12.8	10.3	13.5	11.1	13.1	24.2	23.3

Yabulu, Australia
Production
Nickel	7.5	7.5	8.8	8.2	7.8	16.0	14.9
Cobalt	0.5	0.4	0.5	0.4	0.5	0.9	1.0

Sales
Nickel	8.3	8.1	9.5	7.8	8.4	16.2	15.4
Cobalt	0.5	0.5	0.5	0.4	0.5	0.9	1.0

FERROCHROME
South Africa
Saleable production (a)	230	263	259	227	269	496	468

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 29 January 2004